Exhibit 2.1

Execution Copy

PURCHASE AND ASSUMPTION AGREEMENT

Dated as of

February 15, 2013

Between

LIBERTY SAVINGS BANK, FSB

and

SOLERA NATIONAL BANK

TABLE OF CONTENTS

RECITALS:		1

ARTICLE 1.	CERTAIN DEFINITIONS	1

1.1	Certain Definitions	1

ARTICLE II.	THE TRANSACTIONS	8

2.1	Transfer and Consideration	8
2.2	Intentionally Omitted	8
2.3	Consideration for Assumption of Liabilities	8
2.4	Aggregate Asset Value and Deposit Premium	8
2.5	Assumption of IRA Deposits	9
2.6	Termination Fees	9
2.7	Proration of Certain Fees and Expenses	10
2.8	Allocation of Consideration	10

ARTICLE III.	REPRESENTATIONS AND WARRANTIES OF SELLER	10

3.1	Corporate Organization and Authority	10
3.2	No Conflict; Licenses and Permits; Compliance with Laws and Regulations	11
3.3	Approvals and Consents	11
3.4	Deposits and Excluded Deposits	11
3.5	Furniture, Fixtures and Equipment	12
3.6	Loans	12
3.7	Personal Property and Seller Leases	12
3.8	Intentionally Omitted	12
3.9	Employee Benefits	12
3.10	Litigation and Liabilities	13
3.11	Regulatory Matters	13
3.12	Brokers’ Fees	13
3.13	Environmental Matters	13
3.14	Collective Bargaining Agreements	13
3.15	Information for Regulatory Approvals	13
3.16	Absence of Certain Changes, Etc.	13
3.17	Soldiers and Sailors Civil Relief Act	13

i

3.18	Intentionally Omitted	13
3.19	Potential Opposition	14
3.20	Agreements with Regulatory Authorities	14

ARTICLE IV.	REPRESENTATIONS AND WARRANTIES OF PURCHASER	14

4.1	Corporate Organization and Authority	14
4.2	No Conflict; Licenses and Permits; Compliance with Laws and Regulations	14
4.3	Approvals and Consents	15
4.4	Regulatory Matters	15
4.5	Brokers’ Fees	15
4.6	Litigation and Liabilities	15
4.7	Agreements with Regulatory Authorities	15
4.8	Information for Regulatory Approvals	16
4.9	Community Reinvestment Act	16

ARTICLE V.	COVENANTS OF THE PARTIES	16

5.1	Activity in the Ordinary Course/Exclusive Dealing	16
5.2	Due Diligence/Access and Confidentiality	17
5.3	Regulatory Approvals	18
5.4	Intentionally Omitted	19
5.5	Notices of Default	19
5.6	Deposit Solicitation by Purchaser	19
5.7	Performance of Liabilities	19
5.8	Contracts	19
5.9	Seller Real Estate Leases	19
5.10	Intentionally Omitted	19
5.11	Interference or Damage	19
5.12	Account Loans	19
5.13	Safe Deposit Business	20
5.14	Conduct of Business	20
5.15	Fiduciary Relationships	20
5.16	Solicitations and Branch Location	20
5.17	“AS IS” Condition	20
5.18	Intentionally Omitted	21

5.19	Non-Solicitation of Employees	21

ARTICLE VI.	TRANSITIONAL MATTERS	21

6.1	Transitional Arrangements	21
6.2	Notification of Depositors and Customers	22
6.3	Assumption of Deposits	22
6.4	Paper Items	23
6.5	Returned Items	23
6.6	Automated Clearing House Credit and Debits	24
6.7	Wire Transfers	24
6.8	Escheatable Deposits	25
6.9	Maintenance of Records	25
6.10	IRA and Keogh Accounts	25
6.11	ATM/Debit Cards	26
6.12	Data Processing Conversion of Deposits and Handling of Certain Items	26
6.13	Statement of Accounts	26
6.14	Continuing Availability of Records; Account Histories	26
6.15	Deposit Collateral	27
6.16	Vendor Relationships	27
6.17	Further Assurances	27

ARTICLE VII.	TAXES AND EMPLOYEE BENEFITS	27

7.1	Proration of Taxes	27
7.2	Interest Reporting and Withholding	28
7.3	Sales and Transfer Taxes	29
7.4	Assistance and Cooperation	29
7.5	Employees	29

ARTICLE VIII.	CONDITIONS TO CLOSING	30

8.1	Conditions to Obligations of Purchaser	30
8.2	Conditions to Obligations of Seller	31

ARTICLE IX.	CLOSING PROCEDURES	32

9.1	Closing Date and Place	32
9.2	Payment Due at Closing	32

9.3	Closing Documents to be Delivered or Actions to be Taken by Seller	32
9.4	Closing Documents to be Delivered or Actions to be Taken by Purchaser	33
9.5	Post Closing Adjustments	34
9.6	Loan Repurchase	35

ARTICLE X.	TERMINATION	35

10.1	Termination	35
10.2	Effect of Termination	36

ARTICLE XI.	INDEMNIFICATION	37

11.1	Indemnification	37

ARTICLE XII.	MISCELLANEOUS	38

12.1	Survival	38
12.2	Assignment	39
12.3	Binding Effect	39
12.4	Public Notice	39
12.5	Notices	39
12.6	Incorporation	40
12.7	Governing Law	40
12.8	Entire Agreement	40
12.9	Counterparts	40
12.10	Headings	41
12.11	Waiver	41
12.12	Expenses	41
12.13	Computation of Interest	41
12.14	Third-Party Beneficiaries	41
12.15	Severability	41
12.16	Delivery of Schedules	41

EXHIBITS

Exhibit A	Branch
Exhibit B	Preliminary Settlement Statement
Exhibit C	Assignment and Assumption Agreement
Exhibit D	Bill of Sale and Assignment
Exhibit E	Form of Seller’s Officer’s Certificate
Exhibit F	Form Purchaser’s Officer’s Certificate
Exhibit G	Final Settlement Statement
Exhibit H	Allocation of Consideration
Exhibit I	Limited Power of Attorney

SCHEDULES

Schedule 1.1(a)	Assumed Contracts
Schedule 1.1(b)	ATM
Schedule 1.1(c)	Other Liabilities
Schedule 1.1(d)	Officers with “Knowledge”
Schedule 1.1(e)	Uncollectible Loans
Schedule 3.4	Deposits
Schedule 3.4(i)	Excluded Deposits
Schedule 3.5	Furniture, Fixtures and Equipment
Schedule 3.6	Loans
Schedule 3.10	Litigation and Liabilities
Schedule 3.11	Regulatory Matters
Schedule 3.16	Absence of Certain Changes Etc.
Schedule 4	Exceptions to Purchaser’s Representations and Warranties
Schedule 6.15	Deposit Collateral
Schedule 7.5(a)	Purchaser’s Estimate of Employees to be Hired
Schedule 9.3(a)(i)	Cash on Hand
Schedule 9.3(a)(ii)	Prorated Fees and Expenses

v

PURCHASE AND ASSUMPTION AGREEMENT

PURCHASE AND ASSUMPTION AGREEMENT, dated as of February 15, 2013 between Liberty Savings Bank, FSB, a Federal Savings Bank with its principal offices at 120 W. Second Street, Dayton, Ohio 45402 (“Seller”), and Solera National Bank, a national bank, with its principal offices at 319 South Sheridan Blvd., Lakewood, Colorado 80226 (“Purchaser”).

RECITALS:

A.            Subject to the terms, provisions and conditions set forth herein, Purchaser wishes to purchase and/or assume from Seller, and Seller wishes to sell, assign, transfer and/or convey to Purchaser, certain branch banking assets of Seller located at 7111 W. Alameda Avenue, Unit E, Lakewood, Colorado, as further described herein.

B.            Seller desires to sell, and Purchaser desires to acquire and/or assume, in accordance with the terms and provisions of this Agreement, certain assets and liabilities of Seller associated with the Branch as defined herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Seller and Purchaser agree as follows:

ARTICLE 1.
Certain Definitions

1.1          Certain Definitions.  As used in this Agreement, the terms below shall have the meanings set forth.

“Account” means, as of any date, a deposit liability of Seller which is maintained at the Branch and which is not represented by a certificate of deposit having a fixed maturity.

“Accrued Interest” means, at any date, on any Deposits or loans, interest which has accrued on such Deposits or loans to such date but not yet posted to such accounts.

“Affiliate” of a person means any person directly or indirectly controlling or controlled by or under direct or indirect common control with such person.

“Aggregate Asset Value” shall have the meaning set forth in Section 2.4(a).

“Agreement” means this Purchase and Assumption Agreement, including all schedules, exhibits and addenda as modified, amended, or extended from time to time.

“Allocation” shall have the meaning set forth in Section 2.8.

“Assets” means with respect to the Branch, Cash on Hand, safe deposit box business (exclusive of the contents thereof), Prepaid Expenses, the Records, the Deposit-Related Loans, the Other Loans, the Deposit Collateral (if the Deposit Collateral is purchased by Purchaser pursuant to Section 6.15 valued at the Deposit Collateral Value), and any fees and charges related to the Deposits (or Excluded Deposits if any) for periods after, but not before, Closing including the Prepaid FDIC Insurance Premium, if any.

“Assumed Contract” means a lease or other contract that relates to the operations of the Branch, and which lease or other contract is set forth on Schedule 1.1 (a) and will be assumed by Purchaser on the Closing Date, if any.

“ATM” means the automated teller machine(s) and all related equipment at the Branch as listed on Schedule 1.1 (b) hereto.

“Branch” means that certain branch/banking office leased by Seller as identified on Exhibit A hereto.

“Business Day” means a day on which Seller is open for business in the State of Colorado and which is not a Saturday or Sunday.

“Cash Payment” shall have the meaning set forth in Section 2.3.

“Cash on Hand” means with respect to the Branch and as of any date, all cash on hand including petty cash, vault cash, teller cash, ATM cash, and prepaid postage, excluding Escrow Balances.

“Ceiling Amount” shall have the meaning set forth in Section 11.1(e).

“Close of Business” means the local time that the Branch closes to the public.

“Closing” and “Closing Date” refer to the closing for the sale, transfer, purchase and assumption provided for herein to be held at such time and date as provided for in Article 9 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Correspondent Account” shall have the meaning set forth in Section 6.1(b).

“Deposits” means with respect to the Branch and as of any date, all deposit liabilities of Seller that are Accounts or certificates of deposit, including Accrued Interest,

and all uncollected items included in depositors’ balances; provided, however, that Deposits shall not include (i) Excluded Deposits as defined in this Agreement; (ii) IRA Accounts and Keogh Accounts (if any) which will not be or have not been transferred to Purchaser in accordance with Section 2.5, (iii) any deposit liabilities which, by law or contract (including the terms of any relevant deposit agreement), either Purchaser is not permitted to assume or Seller is not permitted to sell, transfer, assign or otherwise dispose, (iv) any deposits related to any Uncollectible Loans or Branch deposits that have been overdrawn for a consecutive thirty (30) day period at any time within the twelve (12) months prior to the Closing Date, (v) deposits subject to any legal process or attachment, and (vi) deposits of Seller benefit plans and Seller’s insiders.

“Deposit Collateral” means securities, loans, or other assets of Seller which are pledged to secure Deposits or otherwise subject to an Encumbrance and function as security for the Deposits or Excluded Deposits.  Purchaser shall have the right to substitute appropriate collateral as deemed appropriate in accordance with Section 6.15.

“Deposit Collateral Security Agreement” means the instrument giving rise to the Encumbrance on the Deposit Collateral, or pursuant to which the Deposit Collateral is pledged to, or otherwise secures, the Deposits or Excluded Deposits.

“Deposit Collateral Value” means the Market Value of the Deposit Collateral as of the Closing Date; provided, however, that for purposes of the Cash Payment pursuant to Section 9.2, Deposit Collateral Value shall be equal to such Market Value as of the Close of Business on the fifth (5th) Business Day prior to Closing.

“Deposit Premium” shall mean an amount determined by multiplying (i) five and eighty-five hundredths percent (5.85%) by (ii) the average of the daily total Deposits at the Branch during the thirty (30) calendar day period immediately preceding the Closing Date, provided that, in no event shall the amount so paid exceed Seven Hundred Seventy-Five Thousand and 00/100 Dollars ($775,000.00).  Notwithstanding such limitation, Deposit Premium shall also include the aggregate amount paid for Excluded Deposits, if any, as provided for by Section 3.4(c) of this Agreement.

“Deposit-Related Loans” means with respect to the Branch, (i) loans secured by deposits in savings accounts or by certificates of deposit; and (ii) overdrafts in respect of Transaction Accounts, whether documented by a formal line of credit or by courtesy overdraft.

“Due Diligence” shall have the meaning set forth in Section 5.2.

“Employees” means with respect to the Branch, (i) any employee employed by Seller or its Affiliates on the date hereof or on the Closing Date, including without limitation, those employees who on the Closing Date are on medical leave, family leave, military leave or personal or pregnancy leave and that have been previously identified as such in writing by Seller to Purchaser; and (ii) such other employees of Seller as may be agreed in writing between Seller and Purchaser.

“Encumbrances” means all mortgages, claims, charges, liens, encumbrances, easements, limitations, restrictions, commitments and security interests, except for statutory liens securing payments not yet due, liens incurred in the ordinary course of business, including without limitation liens in favor of mechanics or materialmen, other liens, charges, security interests, encumbrances, or such other imperfections of title, which in each case do not materially and adversely affect the use of the properties or assets subject thereto or affected thereby or which otherwise do not materially impair business operations at such properties, and except for obligations pursuant to the unclaimed property law of the State of Colorado relating to the escheatable deposits.

“Environmental Law” means any federal, state, and local law (whether under common law, statute, rule, regulation or otherwise), requirement under permits issued with respect thereto, and other orders, decrees, judgments, directives, or other requirements of a governmental authority relating to the environment or to a Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Balances” means amounts held in custody by Seller for insurance and/or taxes for, or otherwise related to, the Deposit-Related Loans and the Other Loans.

“Excluded Deposits” means with respect to the Branch and as of any date, all deposit liabilities of Seller, including Accrued Interest and all uncollected items included in depositors’ balances, that are (i) certificates of deposit; (ii) institutional/public deposits; (iii) brokered deposits; or (iv) out-of-market deposits.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Funds Rate” means, on any day, the per annum rate of interest (rounded upward to the nearest 1/100 of 1 percent) which is the weighted average of the rates on overnight federal funds transactions arranged on such day or, if such day is not a banking day, the previous banking day, by federal funds brokers computed and released by the Federal Reserve Bank of Cleveland (or any successor) in substantially the same manner as such Federal Reserve Bank currently computes and releases the weighted average it refers to as the “Federal Funds Effective Rate” at the date of this Agreement.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Final Payment Amount” shall have the meaning set forth in Section 9.5(c).

“Final Settlement Statement” shall have the meaning set forth in Section 9.5(b).

“Floor Amount” shall have the meaning set forth in Section 11.1(e).

“Furniture, Fixtures and Equipment” means with respect to the Branch, all furniture, fixtures and equipment that are owned by Seller now located at or used in the operation of the Branch as set forth in Section 3.5.

“Generally Accepted Accounting Principles” means U.S. generally accepted accounting principles as promulgated by the Financial Accounting Standards Board.

“Hired Employees” shall have the meaning set forth in Section 7.5(a).

“Inclearing Period” shall have the meaning set forth in Section 6.4(b).

“Individual Retirement Account” or “IRA” means an account created by a trust for the exclusive benefit of any individual or his/her beneficiaries in accordance with the provisions of Section 408 of the Code.

“IRS” means the Internal Revenue Service.

“Keogh Account” or “Keogh” means an account created by a trust for the benefit of employees (some or all of whom are self-employed persons) and that complies with the provisions of Section 401 of the Code.

“Liabilities” means Seller’s obligations with respect to the period following the Closing Date regarding the (i) Deposits; (ii) Excluded Deposits to the extent purchased by Purchaser hereunder; (iii) Assumed Contracts; (iv) Seller’s obligations to provide services after the Closing in connection with the Assets, the Deposits and purchased Excluded Deposits, including obligations with respect to safe deposit boxes; (v) Escrow Balances; and (vi) such other liabilities of Seller as may be set forth on Schedule 1.1(c) (the “Other Liabilities”); excluding, however, any Assumed Contracts as to which any consents required to transfer the same to Purchaser at Closing cannot be obtained.

“Losses” means claims, judgments, settlements, penalties, fines, losses, liabilities, obligations or duties (of any kind or nature, whether or not accrued or fixed, absolute or contingent, determined or determinable) damages (including compensatory or punitive damages and forgiveness or cancellation of obligations), expenses, interest, costs and legal fees and disbursements, collectively.

“Market Value” means the average of (i) the dollar amount of a bid to purchase the subject Deposit Collateral from a brokerage firm chosen by Seller; and (ii) the dollar amount of a bid to purchase the subject Deposit Collateral from a brokerage firm chosen by Purchaser.

“Material Adverse Effect” means, unless the context otherwise requires, a material adverse effect on the business of the Branch, taken as a whole in respect of such Branch, or on the consummation of the transactions contemplated hereby; provided, however, notwithstanding anything contained herein to the contrary, an adverse effect resulting from the announcement of the transactions contemplated by or the execution of this Agreement shall not constitute a “Material Adverse Effect”.

“Net Book Value” shall mean the net book value as determined in accordance with Generally Accepted Accounting Principles applied on a consistent basis.

“OCC” means the Office of the Comptroller of the Currency.

“Other Loans” means loans of the Branch other than Deposit-Related Loans or Uncollectible Loans, as more particularly described and defined on Schedule 3.6 as “Other Loans” (including loan commitments referred to thereon), and which may or shall include, without limitation, SBA loans, residential loans, and/or commercial loans.

“Paper Items” shall have the meaning set forth in Section 6.3.

“Preliminary Settlement Statement” shall have the meaning set forth in Section 9.2.

“Prepaid Expenses” means, as of the Closing Date, the prepaid expenses that would otherwise appear as an asset in respect of the Branch on the financial statements of Seller prepared in accordance with Generally Accepted Accounting Principles and in accordance with Section 2.7 plus the pro rated amount of the Prepaid FDIC Insurance Premium, whether or not it appears on the financial statements of Seller.

“Prepaid FDIC Insurance Premium” means the aggregate amount of insurance premiums paid by Seller to the FDIC for deposit insurance with respect to the Deposits and purchased Excluded Deposits for any period after the Closing Date.

“Purchaser’s Objection” shall have the meaning set forth in Section 9.5(d).

“Purchaser’s Officer’s Certificate” shall have the meaning set forth in Section 8.2(b).

“Records” means all records and original documents in Seller’s possession or control which pertain to and are utilized by Seller to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Branch and all such records and original documents respecting (i) the Assumed Contracts; (ii) the Assets; (iii) the Deposits; (iv) purchased Excluded Deposits; (v) the Employees; and (vi) all such records maintained on electronic or magnetic media in the electronic data base system of Seller or its Affiliates, or to comply with applicable laws and governmental regulations to which the Deposits and purchased Excluded Deposits are subject.

“Regulatory Approvals” means all approvals, permits, authorizations, waivers or consents of governmental agencies or authorities necessary or appropriate to permit consummation of the transactions contemplated herein and includes, without limitation, as applicable (i) approval of the FDIC under the Federal Deposit Insurance Act (“FDIA”); and (ii) as applicable, approval by the primary regulator of Purchaser and Seller, including the OCC, the Federal Reserve Board and approval by the appropriate regulatory authorities in the various states of the United States or any other state or federal agency whose approval of the transactions contemplated under this Agreement is required.

“Research” means search, retrieval, photocopying, transmission, delivering, compilation, reordering, or other tasks relating to the Records.

“Safe Deposit Business” shall have the meaning set forth in Section 5.13.

“Seller’s knowledge” or “Purchaser’s knowledge” or other similar phrases means all information which is actually known by those officers of Seller or Purchaser involved with negotiation of this Agreement and that are listed on Schedule 1.1(d).

“Seller’s Officer’s Certificate” shall have the meaning set forth in Section 8.1(b).

“Target Date” means the date that is the earlier of (i) sixty (60) calendar days from the date the applications for the Regulatory Approvals are filed; or (ii) ninety (90) calendar days from the date hereof.

“Tax Returns” means any return or other report required to be filed with respect to any Taxes, including declarations of estimated tax and information returns.

“Taxes” means any federal, state, local, or foreign taxes, including but not limited to taxes on or measured by income, estimated income, franchise, capital stock, employee’s withholding, non-resident alien withholding, backup withholding, social security, occupation, unemployment, disability, value added taxes, taxes on services, real property taxes or special assessments, personal property, sales, use, excise, transfer, gross receipts, inventory and merchandise, business privilege, and other taxes or governmental fees or charges or amounts required to be withheld and paid over to any government in respect of any tax or governmental fee or charge, including any interest, penalties, or additions to tax on the foregoing whether or not disputed.

“Termination Date” shall be June 30, 2013 or such other date as may be agreed upon by Seller and Purchaser.

“Transaction Account” means any account at the Branch in respect of which deposits therein are withdrawable in practice upon demand or upon which third party drafts may be drawn by the depositor, including checking accounts, savings accounts, NOW accounts and money market deposit accounts.

“Uncollectible Loans” means any loans that, in Seller’s reasonable discretion, are past-due, uncollectible, do not satisfy reasonable underwriting or performance criteria and listed on Schedule 1.1(e) or which become such after the date of execution, which such Uncollectible Loans shall be excluded from the Deposit-Related Loans and Other Loans being transferred to Purchaser hereunder.

The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

ARTICLE II.

The Transactions

2.1                               Transfer and Consideration.  Subject to the terms and conditions set forth in this Agreement and except as otherwise indicated in the Schedules hereto, at the Closing, Purchaser shall (a) purchase the Assets; and (b) assume the Liabilities, and Seller shall sell, grant, assign, transfer, convey and deliver to Purchaser, all of Seller’s right, title and interest in and to (i) such Assets, and (ii) such Liabilities.

2.2                               Intentionally Omitted.

2.3                               Consideration for Assumption of Liabilities.  Subject to the provisions of Article IX hereof, as consideration for the assumption of the Liabilities, Seller shall pay to Purchaser an amount (the “Cash Payment”) in United States dollars, which shall be equal to (a) one hundred percent (100%) of the aggregate amount of the Deposits and purchased Excluded Deposits, if any, as of Close of Business on the Closing Date, minus (b) the Aggregate Asset Value, minus (c) the Deposit Premium.

2.4                               Aggregate Asset Value.

(a)                                 Aggregate Asset Value.  The aggregate value of the Assets (the “Aggregate Asset Value”) will be an amount equal to the sum of the following:

(i)                                     the aggregate Net Book Value of all of the items of Furniture, Fixtures and Equipment listed on Schedule 3.5 as of the Closing Date, if any;

(ii)                                  One Hundred Percent (100%) of the aggregate principal amount of the Deposit-Related Loans and Other Loans to be delivered at Closing, plus accrued and unpaid interest thereon as of the Close of Business on the Closing Date excluding any Uncollectible Loans and related accrued and unpaid interest thereon (but excluding for purposes of such Aggregate Asset Value any unfunded loan commitments referred to thereon, uncollected fees, charges or penalties);

(iii)                               the aggregate amount of Cash on Hand as of the Close of Business on the Closing Date;

(iv)                              the aggregate amount of the prorated fees and expenses described in Section 2.7; and

(v)                                 the Deposit Collateral Value.

2.5                               Assumption of IRA Deposits.  With respect to Deposits or purchased Excluded Deposits which are IRAs, if any, Seller will use its reasonable efforts and will cooperate with Purchaser, both before and for a period of not less than thirty (30) calendar days nor more than sixty (60) calendar days after the Closing, in taking whatever actions as are reasonably necessary to accomplish either the appointment of Purchaser as successor custodian or the delegation to Purchaser of Seller’s authority and responsibility as custodian of all such IRA deposits (except self-directed IRA deposits), including, if necessary to comply with the rules of account or other agreement governing such IRAs, sending to the depositors thereof appropriate notices, cooperating with Purchaser in soliciting consents from such depositors, and filing any appropriate applications with applicable regulatory authorities.  If any such delegation is made to Purchaser, Purchaser will perform all of the duties so delegated and comply with the terms of Seller’s agreement with the depositor of the IRA deposits affected thereby.  With respect to Deposits or purchased Excluded Deposits which are self-directed IRA deposits, Seller shall cooperate with Purchaser to invite depositors thereof to direct a transfer of each such depositor’s account and the related Branch Deposit or Excluded Deposit to Purchaser and to adopt Purchaser’s forms of IRA agreements as a successor to Seller.

2.6                               Termination Fees.

(a)                                 In the event this Agreement is terminated by Seller in accordance with Section 10.1(b), 10.1(c), 10.1(d)(i), or 10.1(f)(i) hereof, Purchaser shall promptly pay to Seller the sum of Twenty-Five Thousand Dollars ($25,000.00) as liquidated damages and thereafter the parties hereto shall have no further rights or obligations hereunder, except as may be expressly provided to the contrary herein.  It is hereby agreed that Seller’s damages in the event of any such termination will be difficult to ascertain and that such payment constitutes a reasonable liquidation thereof and is intended not as a penalty, but as fully liquidated damages.

(b)                                 In the event this Agreement is terminated by Purchaser in accordance with Section 10.1(b), 10.1(d)(ii), 10.1(f)(ii), or 10.1(g), Seller shall promptly pay to Purchaser the sum of Twenty-Five Thousand Dollars ($25,000.00) as liquidated damages and thereafter the parties hereto shall have no further rights or obligations hereunder, except as may be expressly provided to the contrary herein.  It is hereby agreed that Purchaser’s damages in the event of any such termination will be difficult to ascertain and that such payment constitutes a reasonable liquidation thereof and is intended not as a penalty, but as fully liquidated damages.

(c)                                  Notwithstanding any provision to the contrary, either Purchaser or Seller may terminate this Agreement in the event of data processing conversion delays which preclude a Closing by the Termination Date, with no obligation to pay any liquidated damages.

2.7                                 Proration of Certain Fees and Expenses. All Prepaid Expenses incurred to facilitate the operations of the Branch prior to the Closing Date and all Prepaid FDIC Insurance Premiums (or accrued as applicable), if any, shall be pro-rated as of Closing between the parties.  All Deposit and purchased Excluded Deposit related fees and charges and all safe deposit box fees shall be pro-rated through Closing.

2.8                                 Allocation of Consideration.  Purchaser and Seller agree that the consideration payable hereunder at the Closing shall be allocated among the Assets, tangible and intangible, on the basis of an allocation (the “Allocation”) to be submitted by Purchaser and approved by Seller.  Within thirty (30) calendar days after the date hereof, Purchaser will deliver to Seller its allocation of the consideration payable hereunder to the Assets, tangible and intangible, which shall be attached to this Agreement as Exhibit H after review and approval by Seller.  Neither party shall make any claims or treat any items on their respective federal, state or other tax returns in a manner which is inconsistent with such Allocation.  The parties further agree to cooperate in connection with any reporting requirements under the Code, including, but not limited to, the attachment of an asset allocation statement on IRS Form 8594 to their respective federal income tax returns for the tax year in which Closing occurs and compliance with any and all other requirements relating to filings or other information to be furnished to the IRS under Section 1060 of the Code.  Each party shall furnish the other party, on request, with a copy of the IRS Form 8594 being filed and with copies of any other tax forms necessary to evidence compliance with this section.

ARTICLE III.

Representations and Warranties of Seller

Seller represents and warrants as follows:

3.1                                 Corporate Organization and Authority. Seller is a Federal savings bank, duly organized, validly existing and in good standing under the laws of the United States of America and has the requisite power to execute, deliver and perform this Agreement and to operate the Branch.  Seller is a member of SAIF and its Deposits are insured by the FDIC, subject to applicable FDIC coverage limitations.  Seller has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement is a valid and binding agreement of Seller.

3.2                                 No Conflict; Licenses and Permits; Compliance with Laws and Regulations.  Except as otherwise expressly stated in this Agreement, the execution, delivery and performance of this Agreement by Seller does not, and will not, (i) violate any provision of its charter or bylaws; or (ii) violate or constitute a breach of, or default under, or give rise to any right of termination, cancellation or acceleration with respect to, any law, rule, regulation, judgment, decree, ruling or order of any court, government or governmental agency to which Seller is subject or under any agreement or instrument of Seller, or to which Seller is a party or is otherwise bound (except for any required consents of other parties under Assumed Contracts in respect of the transactions herein contemplated), which violation, breach, contravention or default referred to in this clause (ii) would have a Material Adverse Effect.  Seller has all material licenses, franchises, permits, certificates of public convenience, orders and other authorizations of all federal, state and local governments and governmental authorities necessary for the lawful conduct of its business at the Branch as now conducted, except for those licenses, franchises, permits, certificates of public convenience, orders and other authorizations the failure of which to obtain would not have a Material Adverse Effect.  All such licenses, franchises, permits, certificates of public convenience, orders and other authorizations, are valid and in good standing and are not subject to any suspension, modification or revocation or proceedings related thereto.

3.3                                 Approvals and Consents.  Except as required to obtain the Regulatory Approvals or as otherwise disclosed to Purchaser by Seller in this Agreement, no notices, reports or other filings are required to be made by Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any governmental or regulatory authorities of the United States, any State government or in any foreign jurisdictions or any nongovernmental third parties in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby.

3.4                                 Deposits and Excluded Deposits.

(a)                                  Schedule 3.4 sets forth an accurate listing of the Deposits, prepared as of the date indicated thereon, listing by category the amount of such Deposits, together with the aggregate Accrued Interest thereon and the average interest rate payable thereon.  The Deposits represent liabilities of Seller to the holders thereof.  The Deposits comply with applicable regulatory requirements except where failure to comply would not have a Material Adverse Effect.  There are no disputes relating to the Deposits that would, singularly or in the aggregate, constitute a Material Adverse Effect.

(b)                                 The Deposits (i) are in all respects genuine and enforceable obligations of Seller and have been acquired and maintained in full compliance with all applicable laws, including (but not limited to) the Truth in Savings Act and regulations promulgated thereunder; (ii) were acquired in the ordinary course of Seller’s business; and (iii) are not subject to any claims with respect to such

Deposits that are superior to the rights of persons shown on the Records delivered to Purchaser indicating the owners of the Deposits other than claims against such owners of the Deposits, such as state and federal tax liens, garnishments, and other judgment claims, which have matured or may mature into claims against the respective Deposits.

(c)                                  The parties agree that Purchaser may, at its discretion and subject to Regulatory Approval, purchase Excluded Deposits pursuant to this Agreement at a deposit premium agreed upon by the parties, with such amount being thereby added to the definition of Deposit Premium.  In such event, Schedule 3.4(i) sets forth an accurate listing of the Excluded Deposits to be purchased by Purchaser, prepared as of the date indicated thereon, listing by category the amount of such Excluded Deposits, together with the aggregate Accrued Interest thereon and the average interest rate payable thereon.

3.5                                 Furniture, Fixtures and Equipment.  At execution of this Agreement, it is not contemplated that Furniture, Fixtures and Equipment will be included in this transaction, but to the extent the parties agree otherwise on or before the Closing Date, such items shall be listed on Schedule 3.5.

3.6                                 Loans.  Schedule 3.6 sets forth all Deposit-Related Loans and Other Loans, including Accrued Interest thereon.  Each of the Deposit-Related Loans and Other Loans is the valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, statutes of limitation, or other similar laws and judicial decisions affecting or relating to the rights of creditors generally, and to the effect of general principles of equity.  To Seller’s knowledge, there does not exist any material default, or event or condition which constitutes, or after notice or passage of time or both would constitute, a material default on the part of the maker or any guarantor of any Deposit-Related Loan or any Other Loan.  All mortgages, deeds of trust, security interests and other liens granted to Seller to secure the repayment of any Deposit-Related Loan or any Other Loan have been perfected in accordance with applicable law.  Each Deposit-Related Loan and each Other Loan, and the respective collateral or other security therefor, complies with applicable regulatory requirements except where failure to comply would not have a Material Adverse Effect.

3.7                                 Personal Property and Seller Leases.  There are no Seller leases relating to personal property and/or any Furniture, Fixtures and Equipment with respect to the Branch.

3.8                                 Intentionally Omitted.

3.9                                 Employee Benefits.  All material benefit plans or contracts (funded or unfunded) covering current employees or former employees of the Branch, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA

(the “Plans”), have been heretofore provided to Purchaser or will be provided to Purchaser prior to the Closing Date.

3.10                           Litigation and Liabilities.  Except as set forth in Schedule 3.10, there are no actions, suits or other legal proceedings pending or, to Seller’s knowledge, threatened against Seller or any of its Affiliates with respect to the Branch or the transactions contemplated hereby, and there are no violations of law or regulation, in each case, that could result in any claims against or obligations or liabilities of Seller or any of its subsidiaries with respect to the Branch.

3.11                           Regulatory Matters.  Except as listed in Schedule 3.11, there are no pending, or, to Seller’s knowledge, threatened, disputes or controversies between Seller and any Federal, state or local governmental authority with respect to the Branch.

3.12                           Brokers’ Fees.  Seller has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fee in connection with the transactions contemplated by this Agreement.

3.13                           Environmental Matters.  There are no Environmental Matters at issue with respect to the transactions contemplated by this Agreement.

3.14                           Collective Bargaining Agreements.  Seller is not a party to any collective bargaining agreement or contract with any labor organization with respect to the Branch.

3.15                           Information for Regulatory Approvals.  To the best knowledge and belief of Seller, the information furnished or to be furnished by Seller in any regulatory application filed by Seller or Purchaser in connection with the Regulatory Approvals will be true and complete as of the date so furnished.

3.16                           Absence of Certain Changes, Etc.  Except as set forth in Schedule 3.16 or as contemplated under this Agreement, since the date of this Agreement, (i) Seller’s business at the Branch has been conducted only in, and there has not been any material transaction other than according to, the ordinary and usual course of such businesses; and (ii) there has not been any change in the financial condition, prospect, properties, business or results of operations of the Branch which constitutes a Material Adverse Effect, or any development or combination of developments of which Seller has knowledge which, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect other than changes in general economic conditions or changes in banking laws or regulations of general applicability or interpretations thereof.

3.17                           Soldiers and Sailors Civil Relief Act.  No borrower or obligor under the Deposit Loans or Other Loans has requested, and Seller has not allowed, any relief to any borrower or obligor pursuant to the Soldiers and Sailors Civil relief Act of 1940.

3.18                           Intentionally Omitted.

3.19                           Potential Opposition.  Neither Seller nor any of its Affiliates has received any indication from any Federal, state or other governmental agency, or has any reason to know, that such agency would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby, including, without limitation, any Regulatory Approval.

3.20                           Agreements with Regulatory Authorities.  Other than as heretofore disclosed to Purchaser by Seller, Seller is not a party to any written order, decree, agreement, memorandum of understanding, commitment letter or similar enforcement action with any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits, nor has Seller been advised by any such regulatory authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or enforcement action, in each case which order, decree, agreement, memorandum of understanding, commitment letter or enforcement action (i) relates to the Branch, (ii) could reasonably be expected to prevent or impair the ability of Seller to obtain the Regulatory Approvals or otherwise perform its obligations under this Agreement, or (iii) could impair the validity or consummation of this Agreement or the transactions contemplated hereby.

ARTICLE IV.

Representations and Warranties of Purchaser

Purchaser represents and warrants that, except as set forth on Schedule 4:

4.1                                 Corporate Organization and Authority.  Purchaser is a national bank, duly organized, validly existing and in good standing under the laws of the United States of America.  Purchaser has the requisite corporate power and authority and has taken or will take all corporate action as necessary in order to execute and deliver this Agreement, to consummate the transactions contemplated hereby, to accept and maintain the Deposits, to own the Assets and to assume the Liabilities.  Subject to the foregoing and subject to obtaining the Regulatory Approvals, this Agreement will be a valid and binding agreement of Purchaser.  Purchaser is a member of the BIF and its deposits are insured by the FDIC, subject to applicable FDIC coverage limitations.  Purchaser is duly authorized to operate a banking business and, upon receipt of its Regulatory Approvals, will be duly authorized to consummate the transactions contemplated by this Agreement.

4.2                                 No Conflict; Licenses and Permits; Compliance with Laws and Regulations.  Except as otherwise expressly stated in this Agreement, the execution, delivery, and, subject to the Regulatory Approvals, the performance of this Agreement by Purchaser does not, and will not (i) violate any provision of its charter or by-laws, (ii) constitute or result in a material breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, any material agreement of Purchaser, or (iii) to Purchaser’s knowledge, violate or constitute a breach or contravention of or default under any law, rule, regulation, order, judgment, decree or filing of or agreement with any government, governmental authority or court to which Purchaser is subject or under any agreement or instrument of Purchaser, or to which Purchaser is otherwise bound, which violation, breach, contravention or default, individually or in the aggregate, (x) could be expected to prevent or impair the ability of Purchaser to perform its obligations under this Agreement, or (y) could impair the validity or consummation of this Agreement or the transactions contemplated hereby.

4.3                                 Approvals and Consents.  Other than the Regulatory Approvals or as otherwise disclosed by Purchaser to Seller in this Agreement, no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from any governmental or regulatory authorities of the United States, any State government or any foreign jurisdictions or any nongovernmental third parties in connection with the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby, the failure to make or obtain any or all of which could prevent, materially delay or materially burden the transactions contemplated by this Agreement.

4.4                                 Regulatory Matters.  Neither Purchaser nor any of its Affiliates has received any indication from any Federal, state or other governmental agency, or has any reason to know, that such agency would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby, including, without limitation, any Regulatory Approval.

4.5                                 Brokers’ Fees.  Except for the engagement of St. Charles Capital, Purchaser has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.  Seller shall not be liable for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement and all brokerage fees, commissions or finders’ fees of St. Charles Capital shall be the sole responsibility of Purchaser.

4.6                                 Litigation and Liabilities.  There are no actions, suits or other legal proceedings pending, or to Purchaser’s knowledge, threatened against Purchaser, or otherwise with respect to the transactions contemplated hereby, and to Purchaser’s knowledge there are no violations of law or regulation that could result in any claims against or obligations or liabilities of Purchaser that, individually or in the aggregate, (i) could reasonably be expected to prevent or impair the ability of Purchaser to perform its obligations under this Agreement, or (ii) could impair the validity or consummation of this Agreement or the transactions contemplated hereby.

4.7                                 Agreements with Regulatory Authorities.  Other than as heretofore disclosed to Seller by Purchaser, Purchaser is not a party to any written order, decree,

agreement, memorandum of understanding, commitment letter or similar enforcement action, with any Federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits, nor has Purchaser been advised by any such regulatory authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or enforcement action, in each case which order, decree, agreement, memorandum of understanding, commitment letter or enforcement action (i) could reasonably be expected to prevent or impair the ability of Purchaser to obtain the Regulatory Approvals or otherwise perform its obligations under this Agreement; or (ii) could impair the validity or consummation of this Agreement or the transactions contemplated hereby.

4.8                                 Information for Regulatory Approvals.  To the best knowledge and belief of Purchaser, the information furnished or to be furnished by Purchaser in any regulatory application filed by Purchaser or Seller in connection with the Regulatory Approvals will be true and complete as of the date so furnished.

4.9                                 Community Reinvestment Act.  Purchaser received a rating of “satisfactory” or “outstanding” in its most recent examination or interim review with respect to the Community Reinvestment Act.  Purchaser has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act.  Purchaser at the Closing Date will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the transactions contemplated hereby, including the obligation to purchase the Assets and assume the Liabilities on the terms and conditions set forth herein.

ARTICLE V.

Covenants of the Parties

5.1                                 Activity in the Ordinary Course/Exclusive Dealing.  From the date hereof, and until the Closing Date, Seller shall conduct the business of the Branch in the ordinary and usual course following the same practices and standards and will not enter into any material transaction with respect to any of the Assets or Liabilities or make any material commitment with respect to the Assets or Liabilities except in the ordinary and usual course of business consistent with past practice.  From the date hereof and until the Closing Date, Seller shall not, without the prior written consent of Purchaser:

(a)                                  Directly or indirectly solicit or engage in discussions or negotiations with any third party regarding the purchase of the Assets or the assumption of the Liabilities.

(b)                                 Except in the ordinary course of business, sell, transfer, lease, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to transfer, assign, encumber or dispose of any of the Assets;

(c)                                  Terminate the operations of the Branch;

(d)                                 Take any action that would (i) impair Purchaser’s rights in any Deposit, purchased Excluded Deposit, or Asset, (ii) impair in any way the ability of Purchaser to collect upon any Deposit-Related Loan or Other Loan, (iii) except in the ordinary course of servicing, result in a waiver by Seller of any material right, whether in equity or at law, that it has with respect to any Deposit-Related Loan or Other Loan; or (iv) or that could otherwise have a Material Adverse Effect;

(e)                                  Change its deposit pricing policies at the Branch in a manner that is not consistent with deposit pricing policies used with respect to other branches of Seller that are not a Branch, except to the extent that Purchaser is provided notice of a change in pricing that is necessary to respond to deposit increases or decreases resulting from announcement of the transactions contemplated by this Agreement; or

(f)                                    Change its loan pricing policies related to the Deposit-Related Loans or Other Loans in a manner that is not consistent with loan pricing policies used with respect to other branches of Seller that are not a Branch.

5.2                                 Due Diligence/Access and Confidentiality.

(a)                                  Except as otherwise provided in this Agreement, Purchaser shall not contact any of the Employees, depositors, customers or suppliers of the Branch, or otherwise inspect the Branch facilities or interfere with the business of Seller in any way except with the written consent of Seller.  After the date hereof and until the Closing Date, Seller shall afford to Purchaser and its officers, authorized agents and representatives reasonable access to the personnel, properties, books, records, contracts, documents, files (including loan files) and other information at the Branch, or relating to the Assets, the Liabilities, the Employees, the Assumed Contracts, the Deposits and the purchased Excluded Deposits.  Seller shall furnish Purchaser with such additional financial and operating data and other information about its business operations at the Branch as may be reasonably necessary for the purchase of Assets and assumption of Liabilities.

(b)                                 Due Diligence.  Until March 15, 2013, Seller shall provide to Purchaser, subject to applicable law, full access to all financial statements, books, records, contracts, properties, loan files, customer accounts and records and personnel of the Branch as may be reasonably requested by Purchaser for the purpose of allowing it to conduct a due diligence investigation of the Branch’s business operations, asset quality, property, fixed assets, employees, Bank Secrecy Act compliance and other matters relating to its business.  This investigation will be conducted through Purchaser and Seller’s principals and agents including their accountants, attorneys and consultants.  This investigation shall be conducted in a manner that does not unreasonably interfere with the normal operations of the Branch.  Seller shall cause its personnel to assist Purchaser in making such investigation and shall cause its legal counsel, accountants, employees and other representatives to be available to Purchaser for such purpose as reasonably requested.  During such investigation, Purchaser shall have the right to make a copy of such records, files, documents and other materials as it may deem advisable unless it is limited or restricted from doing so by law or regulation.

(c)                                  Each party to this Agreement shall hold, and shall cause its respective directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a bank regulatory authority is necessary in connection with any Regulatory Approval (in which case Purchaser shall take such steps as are reasonably requested by Seller to request that the Information be afforded confidential treatment) or unless compelled to disclose by judicial or administrative process, by other requirements of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party furnished it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party, or (iii) later lawfully acquired from other sources by the party to which it was furnished), and neither party shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and advisors, and to the extent permitted above, to IRS agents, bank regulatory authorities and other applicable governmental authorities.

5.3                                 Regulatory Approvals.  As soon as practicable after the date of this Agreement, and in no event more than fifteen (15) calendar days after the date hereof, Purchaser (and to the extent necessary, Seller) shall prepare and file any applications to federal or state regulatory authorities for approvals necessary, including all Regulatory Approvals, to consummate the transactions contemplated by this Agreement.  Purchaser shall use its reasonable efforts to obtain each such approval as soon as practicable (however, Purchaser shall not be obligated to incur any monetary obligations or expenditures in connection with such efforts) and will provide Seller with copies of any applications and all correspondence relating thereto prior to filing.  Seller will cooperate with Purchaser in obtaining each such approval (including providing Purchaser information regarding Seller to be included in the applications for Regulatory Approval and the furnishing of any reasonable undertaking or commitment which may be required to obtain such Regulatory Approvals).  If any regulatory authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting any Regulatory Approval, the parties hereto will negotiate in good faith to seek a mutually agreeable adjustment to the terms of the transactions contemplated hereby, such agreement not to be unreasonably withheld.

5.4                                 Intentionally Omitted.

5.5                                 Notices of Default.  Seller and Purchaser shall each promptly give written notice to the other upon becoming aware of the impending or threatened occurrence of any event which could reasonably be expected to cause or constitute a breach of any of each party’s respective representations, warranties, covenants or agreements contained in this Agreement.

5.6                                 Deposit Solicitation by Purchaser.  Prior to and following the Closing, Purchaser will not use Seller’s name, logos or trademarks in any manner in advertising for or soliciting deposits without Seller’s prior written consent, which may be withheld for any reason.

5.7                                 Performance of Liabilities.  From and after the Closing Date, Purchaser shall indemnify and hold Seller harmless and fully perform, pay and discharge all of the Liabilities as and when due and shall protect the rights of depositors and creditors of the Branch in the same manner and to the same extent as if Purchaser had itself originally incurred the Liabilities.  Seller shall indemnify and hold Purchaser harmless and fully perform, pay and discharge all liabilities and other obligations of Seller that are not included among the Liabilities.

5.8                                 Contracts.  If applicable, Seller shall use its reasonable efforts to obtain the consent from any third party required to assign any of the Assumed Contracts to Purchaser; provided, however, that Seller shall not be obligated to incur any monetary obligations or expenditures in connection with such efforts.

5.9                                 Seller Real Estate Leases.  The parties acknowledge that Seller, as tenant, has executed a lease agreement with respect to the Branch.  Unless otherwise agreed upon by the parties, Purchaser does not intend to assume Seller’s obligations under said lease agreement.

5.10                           Intentionally Omitted.

5.11                           Interference or Damage.  Prior to Closing, Purchaser shall not interfere with Seller’s normal operations or its customers or employee relations.  Without limiting the generality of the foregoing, Purchaser shall not solicit customers of the Branch prior to Closing.  Purchaser hereby agrees to indemnify, reimburse, defend and hold harmless Seller for, from and against all Losses arising out of or related to the activities of Purchaser, its agents or contractors on or about the Branch on or prior to the Closing Date.

5.12                           Account Loans.  On and after the Closing Date, Purchaser shall continue to honor and provide credit in accordance with applicable law and the provisions of the Deposit-Related Loans and Other Loans transferred under this Agreement until such provisions are properly modified or canceled by Purchaser.  On and after the Closing

Date, Purchaser acknowledges and agrees that Seller shall not service any loans which are part of the transaction contemplated by this Agreement and that Purchaser must make all necessary arrangements to have said loans otherwise serviced.

5.13                        Safe Deposit Business.  Seller will timely notify all safe deposit customers of the termination of safe deposit contracts effective as of the Closing Date and will use reasonable efforts to encourage customers to utilize safe deposit services of Purchaser commencing on the Closing Date.  Provided, however, that Seller shall not be obligated to incur any monetary expense in connection with such efforts.

5.14                        Conduct of Business.  Except with the written consent of Seller, between the date hereof and the Closing Date, Purchaser and its Affiliates shall not undertake any marketing or advertising efforts specifically directed to Sellers’ customers or take any other action intended to reduce the amount of the Deposits or Excluded Deposits as of the Closing Date.  Neither Purchaser nor Seller shall, between the date of this Agreement and the Closing Date, conduct its business and operations in such a manner as to impair its respective ability to consummate the transactions contemplated hereunder nor will either Purchaser or Seller engage in any transaction, take any action or omit to take any action, which could reasonably be expected to impair its ability to consummate the transactions contemplated hereunder.

5.15                        Fiduciary Relationships.  From and after the Closing Date, Purchaser shall perform all of the fiduciary relationships of Seller arising out of or in relation to any retirement accounts included within the Deposits and purchased Excluded Deposits, and with respect to such accounts, Purchaser shall assume all of the obligations and duties of Seller as fiduciary and succeed to all such fiduciary relationships of Seller as fully and to the same extent as if Purchaser had originally acquired, incurred or entered into such fiduciary relationship.  Notwithstanding the foregoing, Purchaser shall not be deemed to have assumed any responsibility or liability with respect to any breach by Seller of any such fiduciary duty occurring on or before the Closing Date.

5.16                        Solicitations and Branch Location.  Seller agrees that, for a period of thirty-six (36) months after the Closing Date, Seller shall not solicit deposits, loans or other business from or to persons or entities who are depositors at the Branch on the date of this Agreement or the Closing Date or engage in direct mail or media advertising for deposits or non-commercial loans directed specifically to such depositors, rather than to persons on a regional or national basis; except that (i) nothing in this Section 5.16 shall prohibit general solicitations which are not directed specifically to such depositors of the Branch on the Closing Date, (ii) Seller, its Affiliates and successors of Seller may solicit depositors who as of the date of this Agreement have existing accounts at branches or other offices of Seller or its Affiliates, and (iii) nothing in this Section 5.16 shall restrict solicitations with respect to a branch or office that Seller or its Affiliates hereafter acquires.

5.17                        “AS IS” Condition.  Purchaser acknowledges that it will purchase the Assets and assume the Liabilities at the Closing in an “AS IS” condition, with all faults,

in reliance upon Purchaser’s inspection thereof and the reports obtained by Purchaser pursuant hereto and Seller makes no representations or warranty of any kind whatsoever with respect to the Assets or the Liabilities, except as otherwise expressly set forth herein.  Except for Seller’s loan repurchase obligations contained in Section 9.6, Purchaser and anyone claiming by, through or under Purchaser hereby waives, releases and forever discharges Seller, and any Affiliates and directors, officers and agents of Seller or its Affiliates, from any and all claims that it may now have or hereafter acquire against any such persons and entities for any Losses which arise from any defects or other conditions; provided, however, that such release shall not apply to a claim by Purchaser against Seller for a breach of Seller’s representations, warranties and covenants contained in this Agreement that is brought in accordance with, and subject to the limitations of, the indemnification provisions contained in Article XI of this Agreement.

5.18                        Intentionally Omitted.

5.19                        Non-Solicitation of Employees.  Seller hereby agrees that, following Closing, it will not, either on its own account or directly or indirectly in conjunction with or on behalf of any person or entity, call upon or solicit any Hired Employee for the purpose or with the intent of enticing that Hired Employee from or out of the employ of Purchaser for any reason whatsoever.  Seller further agrees that, for a period of twelve (12) months after the Closing Date, it will not, either on its own account or directly or indirectly in conjunction with or on behalf of any person or entity, hire any Employee to which Purchaser offers employment in accordance with Section 7.5 below; provided, however, that nothing contained herein shall prohibit Seller from offering employment to any Hired Employee that is subsequently terminated by Purchaser.

ARTICLE VI.

Transitional Matters

6.1                               Transitional Arrangements.

(a)                                 Seller and Purchaser shall, before and after the Closing Date, cooperate in good faith to ensure the orderly and efficient transfer and conversion of the Assets and Liabilities to be transferred hereunder.  To this end and to the extent not otherwise provided in this Agreement, Seller and Purchaser shall meet and agree upon appropriate procedures for notification of customers, employees and suppliers, for conversion of data processing and check clearing systems, for notification of customer inquiries and, as necessary, enter into a transition services agreement memorializing such procedures.  Seller shall cooperate with Purchaser in a manner in which the Seller reasonably believes will accommodate the conversion of the data processing and check clearing systems of the Branch.  Other than conversion expenses as may relate to Seller’s data processor, Seller shall not be obligated to provide any conversion information or assistance that requires unreasonable expense or inconvenience on Seller’s part but shall discuss with Purchaser the feasibility and cost of providing such information or assistance.

(b)                                 Purchaser shall establish an account with Seller (the “Correspondent Account”) for purposes of accepting credits to and absorbing debits against, the cash balances transferred or transferable as a result of adjustments made pursuant to this Agreement during the three (3) months after the Closing Date.  The Correspondent Account shall provide authorization to Seller, without signature of Purchaser, for the deposits and withdrawals authorized in, but only such deposits and withdrawals as are authorized in this Agreement with respect to the Correspondent Account.  Any negative (collected) balances in the Correspondent Account shall represent an advance to Purchaser bearing interest which shall be debited against such Correspondent Account at the end of each month at the applicable Federal Funds Rate on the last Business Day of such month.

6.2                               Notification of Depositors and Customers.  Each of Seller and Purchaser shall obtain the prior approval, which shall not be unreasonably withheld, of the other of the form of any written notification to holders of Deposits and purchased Excluded Deposits of the transfer of the Deposits and purchased Excluded Deposits from Seller to Purchaser.  Seller will provide at its expense the statutory notice of the proposed Closing of the Branch.  Purchaser will notify the holders of Deposits and purchased Excluded Deposits as soon as practicable, but in no event less than five (5) Business Days before Closing, of its assumption of all of the liability for the Deposits and purchased Excluded Deposits, and shall include in such notification any additional notice or information Seller or Purchaser is required to give by any regulatory authority having jurisdiction or under applicable law or the terms of any other agreement between Seller and any customer in connection with the transactions contemplated hereby, including, without limitation, notice of the cessation of customer online banking through Seller as of the Closing Date.  All costs and expenses of any notice or communication sent or published by Purchaser shall be the responsibility of the Purchaser.

6.3                               Assumption of Deposits.  Upon the Closing Date, Purchaser shall assume and timely discharge the duties and obligations of Seller with respect to the Deposits and purchased Excluded Deposits transferred on the Closing Date as may arise under such account agreements, applicable laws, regulations, agreements and rules of automated clearing houses and other payment systems which relate thereto.  From and after the Closing Date, Purchaser agrees to pay, to the extent of sufficient available funds on deposit, all properly drawn checks, drafts, non-negotiable withdrawal orders, and other commercial paper items relating to the Deposits and purchased Excluded Deposits (the “Paper Items” and any ACH and wire transactions) timely presented to it by mail, over its counters, or through clearings by depositors whose deposits or accounts on which such items are drawn are included within the Deposits and purchased Excluded Deposits, whether drawn on the check or draft forms provided by Seller or by Purchaser, all in accordance with applicable law and the provisions of such accounts in effect as of the Closing Date, until such provisions are properly modified or canceled by Purchaser.

6.4                               Paper Items.

(a)                                 Purchaser shall mail or forward, without expense to customers, to the last known address of all customers of the Branch, immediately on or after the Closing Date, and in any event by means reasonably designed to be received by such customers within five (5) Business days following the Closing Date, Paper Items (including, without limitation, coupon books for loans, checks, drafts and withdrawal orders) bearing Purchaser’s own imprint for use by such customers.  Such Paper Items shall be accompanied by a letter approved by Seller requesting that such depositors promptly cease writing Paper Items (including, without limitation, checks and drafts) bearing Seller’s name or imprint against such Accounts and to destroy all Paper Items held by such customers that bear the Seller’s name or imprint.

(b)                                 Purchaser shall provide to Seller (and the Federal Reserve, if necessary) information necessary to expedite the clearing of the Paper Items.  For a period of sixty (60) calendar days following the Closing Date (the “Inclearing Period”), Seller shall continue to process checks or drafts drawn on Deposits and purchased Excluded Deposits which are presented to Seller.  During the Inclearing Period, Seller shall credit the Correspondent Account on the date of receipt of Paper Items and shall promptly send to Purchaser all Paper Items received for payment.  Upon expiration of the Inclearing Period, Seller shall cease honoring Paper Items presented against Deposits and purchased Excluded Deposits and such Paper Items shall be returned marked “refer to Maker.”

6.5                               Returned Items.  Any items that were credited for deposit to or cashed against a Deposit or a purchased Excluded Deposit prior to the Closing and are returned unpaid or involve encoding errors or disputes of Regulation E, but excluding foreign items, on or within ninety (90) calendar days after the Closing Date (“Returned Items”) will be handled as set forth herein.  If Seller’s account is charged for the Returned Item, Seller shall forward such Returned Item to Purchaser and shall credit the Correspondent Account for the full amount of the Returned Item.  If upon Purchaser’s receipt of such Returned Item there are sufficient funds in the Deposit or purchased Excluded Deposit to which such Returned Item was credited or in any other Deposit or purchased Excluded Deposit transferred at Closing standing in the name of the party responsible for such Returned Item, Purchaser will debit any or all such Deposits or purchased Excluded Deposits in the amount equal in the aggregate to the Returned Item.  If there are not then sufficient funds in the Deposit or purchased Excluded Deposit, together with all other Deposits and purchased Excluded Deposits transferred at Closing standing in the name of the party responsible for such Returned Item, for Seller to recover the full amount of the Returned Item, Seller shall debit the Correspondent Account for the unrecovered portion of the Returned Item; provided, however, that if there are not sufficient funds in the Deposit or purchased Excluded Deposit because of Purchaser’s failure to honor holds placed on such Deposits or purchased Excluded Deposits prior to the Closing and disclosed in writing to Purchaser prior to Closing, Seller shall not debit the Correspondent Account for the unrecovered portion of the Returned Item.  Any items that were credited for deposit to or cashed against a Deposit or purchased Excluded Deposit prior to the Closing and are returned unpaid more than ninety (90) calendar days after the Closing Date will be the responsibility of Seller.

6.6                               Automated Clearing House Credit and Debits.  Immediately after the Closing Date, Purchaser will send an appropriate “Notification of Change” to all originators indicating the new routing/transit number and account number for each of the Accounts receiving Automated Clearing House (“ACH”) credits and debits.  On the Closing Date, and on each Business Day during the ninety (90) day period following the Closing Date, Seller will deliver to Purchaser, at Seller’s cost and expense, an electronic ACH transaction file for all ACH receiving transactions which Seller is able to identify.  Seller shall provide this information to Purchaser each Business Day as soon as practicable, taking into consideration whether or not the transaction is a same day settlement transaction or a next day settlement transaction.  Seller shall credit and debit the Correspondent Account for the total debit and total credit transactions provided.  Purchaser will be responsible for crediting and debiting customers with all ACH transactions in the Accounts.

No later than ninety (90) calendar days after the Closing Date, Seller will discontinue accepting and forwarding ACH transactions to the Purchaser.  Transactions will be returned to the originators marked “Account Closed.”

Purchaser agrees to complete and obtain Federal Reserve acceptance of the ACH Federal Reserve Agreement prior to the Closing Date.  All returns received by Seller for ACH transactions processed before the Closing Date for Accounts owned by the Purchaser after the Closing Date will be provided to Purchaser as received for appropriate posting to the Accounts.  Simultaneously, Seller will credit or debit the Correspondent Account as appropriate.  After the Closing Date, Purchaser shall be solely responsible for any ACH Returns and any additional ongoing notices of change which Purchaser initiates with respect to the Accounts.

Seller agrees to provide Purchaser with information on any ACH originators who are currently settling to Accounts that Purchaser will own subsequent to the Closing Date.  Purchaser shall establish alternative arrangements with such ACH originators and shall cause such arrangements to be effective as of the Closing Date.  Seller will not accept transactions from these ACH originators after Closing Date.

6.7                               Wire Transfers.  Effective the day after the Closing Date, Seller will not accept wire transfers for the Accounts.  Wire transfers will be returned to the originator as soon as practicable indicating “branch no longer owned by Seller.”  At least thirty (30) calendar days prior to the Closing Date, Seller will, to the best of its ability, provide

Purchaser with information on Accounts originating and receiving wire transfers.  At least fifteen (15) calendar days prior to the Closing Date, Purchaser shall notify all such wire transfer originators of the new routing and transit number and account number and to instruct such originators that such numbers are to be used only for wire transfers initiated on or after the day after the Closing Date.  Purchaser agrees to complete all necessary Federal Reserve wire transfer arrangements and have such arrangements accepted by the Federal Reserve prior to the Closing Date.

6.8                               Escheatable Deposits.  Purchaser shall be solely responsible for the proper reporting and transmission to the State of Colorado of escheatable deposits from and after the Closing Date.  Seller shall provide to Purchaser a listing of the last date of contact with any depositor of a Deposit or purchased Excluded Deposit that will become subject to escheat.

6.9                               Maintenance of Records.  Through the Closing Date, Seller will maintain the Records relating to the Assets and Liabilities being transferred at the Closing in the same manner and with the same care that the Records have been maintained prior to the execution of this Agreement.  All Records whether held by Purchaser or Seller, shall be maintained for such periods as are required by law, unless the parties shall, applicable law permitting, agree in writing to a different period.  From and after the Closing Date, each of the parties shall permit the other reasonable access to any applicable Records in its possession relating to matters arising on or before the Closing Date and reasonably necessary in connection with any claim, action, litigation or other proceeding involving the party requesting access to such Records or in connection with any legal obligation owed by such party to any present or former depositor or other customer; provided, however, that a party shall be entitled to fees, for the level of service requested, for any Research of Records required by the other party after the Closing Date, provided that the charge for Research shall not exceed $20.00 per hour and $2.00 per check copy.  Moreover, following the Closing Date, Purchaser agrees to maintain database information cross referencing Seller’s account number for transferred customers in order to facilitate any post Closing Research to be performed by Seller at Purchaser’s request or as required by law.

6.10                        IRA and Keogh Accounts.  Seller shall make available to Purchaser on or before the Closing Date, Seller’s documents for each IRA Account or Keogh Account which is included in the Deposits and purchased Excluded Deposits, if any; provided that Seller shall retain copies of the records necessary for Seller to prepare and file reports with government agencies for periods prior to the Closing Date.  Purchaser will prepare and file all reports to government authorities required to be filed for the period commencing on the Closing Date.  Purchaser agrees to indemnify Seller (without regard to any Floor Amount or Ceiling Amount) for any liability incurred by Seller for any inconsistency of such reports with the Records provided by Seller so long as Seller’s records are accurate.  Seller will prepare and file all reports to government authorities required to be filed for prior periods and shall indemnify Purchaser (without regard to any Floor Amount or Ceiling Amount) for any liability associated therewith.

6.11                        ATM/Debit Cards.  Not less than sixty (60) calendar days prior to Closing, Seller will provide Purchaser with a list of ATM access cards and debit cards issued by Seller to depositors of any Deposits and purchased Excluded Deposits, and a data processing record in Seller’s standard file format containing mailing addresses for each of the depositors of the Deposits and purchased Excluded Deposits and all related account information required to support an automated conversion, as soon as practicable after the receipt of all approvals by bank regulatory authorities for the transactions hereby contemplated (except for the expiration of any statutory waiting periods).  At or promptly after the Closing, Seller will provide Purchaser with a revised data processing record.  Seller will not be required to disclose to Purchaser customer’s PINs or algorithms or logic used to generate PINs.  ATM access cards and debit cards issued by Seller will be deactivated as of 12:00 a.m. (Eastern Standard Time) on the day after the Closing Date.  Purchaser shall reissue ATM access cards and debit cards to Depositors prior to the Closing Date, which cards shall be effective as of the day after the Closing Date.  Seller agrees to settle any and all ATM transactions affected on or before the Closing Date, but processed after the Closing Date, within ten (10) Business Days after the Closing Date, and to debit or credit, as the case may be, the Correspondent Account for such amounts.  Seller further agrees that debit card transactions affected on or before the Closing Date will be processed in accordance with Section 6.4(b).

6.12                        Data Processing Conversion of Deposits and Handling of Certain Items.  The conversion date of the data processing with respect to the Assets and Liabilities will be the Closing Date, unless otherwise agreed by the parties.  Seller and Purchaser agree to cooperate to ensure the orderly transfer of all data processing information.  The parties agree that Seller will provide Purchaser with a maximum of two (2) separate data files (test and/or final) relative to conversion at Seller’s cost and expense.  If further data files are required by Purchaser or its third party data vendor, the same will be at Purchaser’s sole cost and expense and Purchaser shall indemnify and reimburse Seller for Seller’s costs and expenses associated therewith.  Purchaser acknowledges and agrees that the customer contracts and customer identification information with respect to Deposits and purchased Excluded Deposits (including without limitation customer signature cards) are maintained by Seller in digital format according to Seller’s standard procedures and that such information will be made available to Purchaser in such format.  Purchaser and Seller agree that each shall bear the responsibility and expense of their respective data processors (i.e. Seller for Seller’s data processor and Purchaser for Purchaser’s data processor) for the transfer to Purchaser of data processing information.

6.13                        Statement of Accounts.  Promptly following the Closing, Seller will provide to customers final statements, including interest payments/credits of Accrued Interest for all Accounts, other than passbook savings, IRA Accounts and Keogh Accounts (if any), in the Deposits and purchased Excluded Deposits as of the Closing.

6.14                        Continuing Availability of Records; Account Histories. After the Closing, Seller will retain for such period as required by Seller’s internal retention policies all Records which have not been delivered to Purchaser at any time prior thereto.  Seller shall, upon request, use reasonable efforts to assist Purchaser in obtaining information (such as photocopies, source of receipt, etc.) relating to Account histories prior to Closing and to perform and provide all Research, including microfilm copies of activities prior to Closing.  Purchaser shall reimburse Seller for its reasonable costs in providing such information and Research.  Seller also shall designate in writing appropriate persons for Purchaser to contact so as to obtain information regarding customer inquiries, including, if applicable, relevant accounting information concerning the Deposits and purchased Excluded Deposits.

6.15                        Deposit Collateral.  If applicable, Seller has pledged or otherwise encumbered the Assets of Seller listed in Schedule 6.15 under the Deposit Collateral Security Agreements to secure all of Seller’s obligations to perform under the Deposits and purchased Excluded Deposits set forth therein.  Purchaser understands and agrees that the Deposit Collateral shall at all times be considered, unless otherwise sold to Purchaser in accordance with this Agreement, the sole property of Seller and that Purchaser shall have no right, title or interest in or to such Deposit Collateral or any of the proceeds therefrom.  Purchaser agrees to obtain a full and unconditional release of all liens, claims or encumbrances on the Deposit Collateral represented by the Deposit Collateral Security Agreements, or otherwise arising out of such pledge, by substituting collateral of Purchaser satisfactory to such depositors or otherwise, on or before the Closing.  Seller shall cooperate with Purchaser in obtaining such releases.  In the event that Purchaser does not obtain the release of the Deposit Collateral Security Agreements prior to Closing, Purchaser hereby agrees that Purchaser will purchase the Deposit Collateral on the Closing Date at a price equal to the Deposit Collateral Value.

6.16                        Vendor Relationships.  Unless otherwise agreed upon by the parties, it is contemplated that Seller will terminate all of its vendor relationships related to Branch operations effective as of the Closing Date.

6.17                        Further Assurances.  Each of Seller and Purchaser will execute, acknowledge and deliver such instruments and take such other actions as the other party may reasonably require in order to carry out the intent of this Agreement.  On and after the Closing Date, each party will promptly deliver to the other all mail and other communications which are properly addressable or deliverable to the other as a consequence of the transactions pursuant to this Agreement.  Purchaser and Seller will cooperate with one another to minimize the costs incurred by the parties in performing their respective obligations under this Section 6.17.

ARTICLE VII.

Taxes and Employee Benefits

7.1                               Proration of Taxes.  Except as otherwise agreed to by Purchaser and Seller, whenever it is necessary to determine the liability for Taxes for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the taxable year or period ended at the Close of Business on the Closing Date.

7.2                               Interest Reporting and Withholding.  Unless otherwise agreed by the parties:

(a)                                 Seller will report to applicable taxing authorities and holders of Deposits and purchased Excluded Deposits transferred on the Closing Date, with respect to the period from January 1 of the year in which the Closing Date occurs through the Closing Date, all interest credited to, withheld from and any early withdrawal penalties imposed upon the Deposits and purchased Excluded Deposits.

(b)                                 Purchaser will report to the applicable taxing authorities and holders of Deposits and purchased Excluded Deposits, with respect to all periods from and after the day after the Closing Date, all such interest credited to, withheld from and early withdrawal penalties imposed upon such Deposits and purchased Excluded Deposits.

(c)                                  Any amounts required by any governmental agencies to be withheld from any of the Deposits or purchased Excluded Deposits through the Closing Date will be withheld by Seller in accordance with applicable law or appropriate notice from any governmental agency and will be remitted by Seller to the appropriate agency on or prior to the applicable due date.  Any such withholding required to be made subsequent to the Closing Date shall be withheld by Purchaser in accordance with applicable law or the appropriate notice from any governmental agency and will be remitted by Purchaser to the appropriate agency on or prior to the applicable due date.  Within thirty (30) calendar days after the Closing Date, Seller shall pay to Purchaser that portion of any sums theretofore withheld by Seller from any Deposits and purchased Excluded Deposits transferred on the Closing Date which are or may be required to be remitted by Purchaser pursuant to the foregoing and shall directly remit to the applicable governmental agency that portion of any such sums which are required to be remitted by Seller.

(d)                                 Seller will make all required reports to applicable Tax authorities and to obligors on Deposit Related Loans purchased on the Closing Date, with respect to all periods from and after January 1 of the year in which the Closing Date occurs through the Closing Date, concerning all such interest and points received by Seller.

(e)                                  Purchaser will make all required reports to applicable Tax authorities and to obligors on Deposit Related Loans purchased on the Closing Date, with respect to all periods from and after the Closing Date, concerning all such interest and points received by Purchaser.

7.3                               Sales and Transfer Taxes.  Except as otherwise agreed in writing by the parties and subject to Section 12.12 below, all excise, sales, and use taxes or fees that arise as a result of consummation of this Agreement shall be paid by Purchaser and Purchaser shall indemnify and hold Seller harmless from and against any such taxes or fees.

7.4                               Assistance and Cooperation.  After the Closing Date, each of Seller and Purchaser shall:

(a)                                 Make available to the other and to any Taxing authority as reasonably requested all relevant information, records, and documents relating to Taxes with respect to the Assets or income therefrom, the Liabilities or payments in respect thereof, or the operation of the Branch;

(b)                                 Provide timely notice to the other in writing of any pending or proposed Tax audits (with copies of all relevant correspondence received from any Taxing authority in connection with any Tax audit or information request) or assessments with respect to the Assets or the income therefrom, the Liabilities or payments in respect thereof, or the operation of the Branch for taxable periods for which the other may have a liability under this Article 7; and

(c)                                  The party requesting assistance or cooperation shall bear the other party’s out-of-pocket expenses in complying with such request to the extent that those expenses are attributable to fees and other costs of unaffiliated third-party service providers.

7.5                               Employees.

(a)                                 Within thirty (30) calendar days of the date of this Agreement, Purchaser shall provide to Seller Schedule 7.5(a), indicating the Employees that Purchaser expects to hire on the Closing Date (“Hired Employees” are those employees of Seller immediately prior to the Closing Date who become employees of Purchaser the day following the Closing Date).  Purchaser acknowledges that Seller has made no assurances to Purchaser with respect to such Employees accepting positions with Purchaser.  Prior to the Closing Date, in the event Purchaser requires any Employee to participate in training, orientation, or such other activity that causes said Employee to be removed from his or her work duties for Seller, Purchaser agrees to reimburse Seller for any costs incurred by Seller, including, without limitation, the Employee’s compensation for the time expended.

(b)                                 Purchaser shall use commercially reasonable efforts to cause its health plans to waive any otherwise applicable waiting period or other eligibility requirements so that Hired Employees are eligible for heath care coverage as of Closing.  Purchaser shall also use commercially reasonable efforts to ensure that any preexisting condition clause in any of Purchaser’s health or disability insurance coverages shall not be applicable to Hired Employees.

(c)           Seller shall be responsible for payments, if any, for accrued vacation not taken by an Employee prior to the Closing Date and for all earned incentive compensation including bonuses, if any, with respect to service completed prior to the Closing Date.

(d)           Seller shall retain the responsibility for payment of all medical, dental, health and disability claims incurred by any Employee on or prior to the Closing Date and Purchaser shall not assume any liability with respect to such claims, including liability for continuing payments after Closing for claims incurred at or prior to the Closing.  Purchaser assumes responsibility for payment of all medical, dental, health and disability claims incurred by Hired Employees after the Closing Date.  For purposes of this Section 7.5(d) claims are incurred at the time the services are performed or the disability is confirmed and not at the time a claim for benefits related to such injury or disability is made.

(e)           Seller agrees that it shall retain, consistent with its normal employment practices, all liability and obligation, if any, for those former employees of the Branch who retired or terminated employment prior to or on the Closing Date or otherwise do not become Hired Employees.

(f)            Seller represents that Seller has not entered into any contract of employment or similar written agreement with any Employee.  Purchaser and Seller do not intend that this Article should provide any rights to Employees or Hired Employees as third-party beneficiaries of this Agreement but only provide for Purchaser’s and Seller’s respective rights and obligations as between themselves.  Nothing in this Article constitutes an offer of employment or contract of employment by Purchaser or Seller.

ARTICLE VIII.

Conditions to Closing

8.1           Conditions to Obligations of Purchaser.  Unless waived in writing by Purchaser, the obligation of Purchaser to consummate the transactions contemplated by this Agreement is conditioned upon fulfillment, at or before the Closing, of each of the following conditions:

(a)           Governmental and Regulatory Consents.  All consents, approvals and authorizations required to be obtained prior to the Closing from governmental and regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Regulatory Approvals, shall have been made or obtained, and shall remain in full force and effect; all waiting periods applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated; and all required regulatory filings shall have been made.

(b)           Representations and Warranties.  Each of the representations and warranties of Seller contained in this Agreement shall be true in all material respects when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specific date need to be true in all material respects only as of such date, and except that representations and warranties relating to Assets and Liabilities to be transferred at the Closing Date shall only be made, and need only be true in all material respects, on and as of the Closing Date), each of the representations and warranties in this Agreement that contains an express materiality qualification, shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the time of the Closing as if then made, each of the covenants and agreements of Seller to be performed on or prior to the Closing Date shall have been performed in all material respects; and Purchaser shall have received at Closing a certificate to that effect as to the representations, warranties, covenants and agreements dated as of the Closing Date and executed by the Chairman, President, Vice President, or any other executive officer of Seller (“Seller’s Officer’s Certificate”).

8.2           Conditions to Obligations of Seller.  Unless waived in writing by Seller, the obligation of Seller to consummate the transactions contemplated by this Agreement to be consummated at the Closing, is conditioned upon fulfillment, at or before the Closing, of each of the following conditions:

(a)           Governmental and Regulatory Consents.  All consents, approvals, permits and authorizations required to be obtained prior to the Closing from governmental and regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained and shall remain in full force and effect; and all waiting periods applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated and all required regulatory filings shall have been made.

(b)           Representations and Warranties.  Each of the representations and warranties of Purchaser contained in this Agreement shall be true in all material respects when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specific date need be true in all material respects only as of such date).  Each of the covenants and agreements of Purchaser to be performed on or prior to the Closing Date shall have been performed in all material respects and Seller shall have received at the Closing a certificate to that effect as to the representations, warranties, covenants and agreements dated as of such Closing Date and executed by the CEO, President, Vice President, or any other executive officer of Purchaser (“Purchaser’s Officer’s Certificate”).

ARTICLE IX.

Closing Procedures

9.1           Closing Date and Place.  The Closing will be held at a location mutually agreed upon by the parties at 5:00 P.M. Eastern Standard Time (EST) on April 26, 2013 or such other date and time as is mutually agreed upon by Seller and Purchaser or as may be required by Regulatory Approval (the “Closing Date”) and shall be effective as of the Close of Business on the Closing Date.

9.2           Payment Due at Closing.  Seller shall pay the Cash Payment to Purchaser at the Closing by wire transfer of immediately available funds to an account designated in writing by Purchaser.  Seller shall prepare and deliver to Purchaser at the Closing a statement (the “Preliminary Settlement Statement”), substantially in the form of Exhibit B hereto and supported by appropriate schedules and exhibits, showing the computation of the Cash Payment.

9.3           Closing Documents to be Delivered or Actions to be Taken by Seller.  At the Closing, Seller shall:

(a)           deliver to Purchaser the following schedules:

(i)            a schedule (“Schedule 9.3(a)(i)”) indicating the amount and location of the Cash on Hand as of the Close of Business on the Business Day preceding the Closing Date;

(ii)           a schedule (“Schedule 9.3(a)(ii)”) indicating the estimated amount and nature of each Prepaid Expense and each other fee or expense to be prorated between the parties as of the Close of Business on the Business Day preceding the Closing Date;

(iii)          Schedule 3.4 summarizing the balances of Deposits, and Schedule 3.4(i) summarizing the balances of Excluded Deposits to be purchased (if any), including Accrued Interest thereon, as of the Close of Business on a date set forth thereon, which date shall not be more than five (5) Business Days prior to the Closing;

(iv)          if applicable, Schedule 3.5 listing the Furniture, Fixtures and Equipment;

(v)           an updated Schedule 3.6 summarizing the Deposit-Related Loans and Other Loans and reflecting the balance of such loans, including Accrued Interest thereon, as of the Close of Business on a date no more than five (5) Business Days prior to the Closing Date; and

(vi)          an updated Schedule 1.1(e) listing the Uncollectible Loans.

(b)           execute and deliver to Purchaser an Assignment and Assumption Agreement, in the form attached hereto as Exhibit C;

(c)           execute and deliver to Purchaser a Bill of Sale and Assignment in the form attached hereto as Exhibit D with respect to Deposit-Related Loans and Other Loans;

(d)           deliver to Purchaser possession of the Assets, subject to any Seller Leases thereon;

(e)           deliver to Purchaser Seller’s Officer’s Certificate, dated as of the Closing Date, substantially in the form attached hereto as Exhibit E;

(f)            deliver or cause to be delivered to Purchaser all other documents and instruments necessary to transfer to Purchaser all of Seller’s right, title and interest in and to the Assets;

(g)           deliver to Purchaser all Escrow Balances;

(h)           execute and deliver to Purchaser a certificate of Seller stating that Seller is not a “foreign” person within the meaning of Section 1445 of the Code, which certificate shall set forth all information required by, and otherwise be executed in accordance with, Treasury Regulation Section 1.1445-2(b)(2); and

(i)            execute and deliver to Purchaser a limited power of attorney executed by Seller with respect to assignment and recording of deeds of trust or mortgages securing the Other Loans, in the form attached hereto as Exhibit I.

9.4           Closing Documents to be Delivered or Actions to be Taken by Purchaser.  At the Closing Date, Purchaser shall:

(a)           execute and deliver to Seller an Assignment and Assumption Agreement in the form attached hereto as Exhibit C;

(b)           deliver to Seller the Purchaser’s Officer’s Certificate, dated as of the Closing Date, substantially in the form attached hereto as Exhibit F;

(c)           deliver or cause to be delivered to Seller all other documents and instruments necessary to evidence Purchaser’s assumption of the Liabilities;

(d)           deliver to Seller a certificate from the FDIC and Purchaser’s principal regulator indicating that Purchaser is a validly existing financial institution and is a member of the BIF and its deposits are insured by the FDIC, subject to applicable FDIC coverage limitations.

9.5           Post Closing Adjustments.

(a)           As soon as reasonably practicable after the Closing Date, but no later than fifteen (15) Business Days thereafter, Seller shall prepare and deliver to Purchaser:

(i)            an updated Schedule 3.4 (Deposits) and Schedule 3.4(i) (purchased Excluded Deposits) that shall accurately reflect the related balances, including Accrued Interest thereon, as of the Close of Business on the Closing Date;

(ii)           an updated Schedule 3.6 (Loans) that shall accurately reflect the related balances, including Accrued Interest thereon, as of the Close of Business on the Closing Date;

(iii)          an updated Schedule 9.3(a)(i) that shall accurately reflect the amount of Cash on Hand as of the Close of Business on the Closing Date, which schedule shall be prepared by Seller based upon a cash count to be mutually conducted by Seller and Purchaser at the Close of Business on the Closing Date; and

(iv)          an updated Schedule 9.3(a)(ii) that shall accurately reflect the amount of Prepaid Expenses and other fees and expenses to be prorated between the parties as of the Close of Business on the Closing Date.

(b)           As soon as reasonably practicable after the Closing Date, but no later than fifteen (15) Business Days thereafter, Seller shall prepare and deliver to Purchaser a final settlement statement (the “Final Settlement Statement”) substantially in the form of Exhibit G hereto, and supported by appropriate schedules and exhibits, which shall show the calculation of the Final Payment Amount based upon the updated schedules delivered pursuant to this Section 9.5.

(c)           The final payment amount shown on the Final Settlement Statement (the “Final Payment Amount”) shall be paid in the following manner: if the Cash Payment shall have been greater than the Final Payment Amount, Purchaser shall refund to Seller the difference between such amounts; if the Cash Payment shall have been less than the Final Payment Amount, Seller shall pay to Purchaser the difference between such amounts.  Such refund or payment shall be made simultaneous with the delivery of such Final Settlement Statement, by a credit or charge to the Correspondent Account for the Final Payment Amount together with interest thereon for the number of calendar days from and including the Closing Date to such settlement date, but excluding such settlement date, at the rate per annum equal to the Federal Funds Rate.

(d)           The Final Settlement Statement shall be final and binding upon Purchaser five (5) Business Days after delivery unless Purchaser gives written notice to Seller setting forth with specificity any objection Purchaser has with respect to any item contained in the Final Settlement Statement (“Purchaser’s Objection”).  Seller and Purchaser shall use their reasonable best efforts to resolve any disagreement during the ten (10) day period following receipt by Seller of Purchaser’s Objection.  If Purchaser and Seller are unable to resolve their disagreement within such ten-day period, the accounting firm of Crowe Horwath, LLP shall resolve such disagreement and modify the Final Settlement Statement accordingly, which shall thereafter be deemed final and binding.  Any payment called for by the accountant’s adjustment to the Final Settlement Statement shall be made within five (5) Business Days after the accountant’s determination is delivered to the parties.

(e)           Purchaser and Seller shall share equally in the cost of any accountant unless the adjustment in the Final Settlement Statement does not increase Seller’s payment to Purchaser, in which case all costs of such accountant shall be borne by Purchaser.

9.6           Intentionally Omitted.

ARTICLE X.

Termination

10.1         Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)           by the mutual consent of Purchaser and Seller;

(b)           by Seller or Purchaser, in the event of a material breach by the other of any representation, warranty or covenant contained herein which is not cured or cannot be cured within fifteen (15) calendar days after written notice of such termination has been delivered to the breaching party;

(c)           by Seller in the event Purchaser has not filed all applications necessary to obtain the Regulatory Approvals within fifteen (15) calendar days after the date hereof unless such failure to file all applications to obtain the Regulatory Approvals within such time frame is the result of a breach of the terms of this Agreement by Seller;

(d)           (i) by Seller, in the event that the Closing has not occurred by the Termination Date (provided that Closing has not been delayed (A) because of Seller’s inability to close because of Seller’s inability to perform its obligations hereunder, other than as relates to data processing conversion delays, or (B) as a result of a breach of the terms of this Agreement by Seller or of the action by, or condition of, Seller), (ii) by Purchaser in the event that the Closing has not occurred by the Termination Date (provided that Closing has not been delayed (A) because of Purchaser’s inability to perform its obligations hereunder, other than as relates to data processing conversion delays, or (B) as a result of a breach of the terms of this Agreement by Purchaser or of the action by, or condition of, Purchaser);

(e)           (i) by Seller at any time after the denial or revocation of any Regulatory Approval (unless such denial is a result of an action by, or condition of, Seller) or if, at any time prior to the Closing Date, the applicable governmental and regulatory authorities whose consents, approvals and authorizations are required in order for Purchaser to consummate the transactions contemplated hereby shall have indicated that such authorities will not grant such consents, approvals and authorizations; (ii) by Purchaser at any time after the denial or revocation of any Regulatory Approval (unless such denial is a result of an action by, or condition of, Purchaser) or if, at any time prior to the Closing Date, the applicable governmental and regulatory authorities whose consents, approvals and authorizations are required in order for Seller to consummate the transactions contemplated hereby shall have indicated that such authorities will not grant such consents, approvals and authorizations;

(f)            (i) by Seller at any time upon withdrawal by Purchaser of its application for Regulatory Approval (unless such withdrawal is a result of communication by one of the applicable governmental and regulatory authorities whose consents, approvals, and authorizations are required in order to consummate the transactions contemplated herein of its unwillingness to grant Regulatory Approval on or before the Target Date as a result of an action by, or the condition of, Seller); (ii) by Purchaser at any time upon withdrawal by Seller of its application for Regulatory Approval (unless such withdrawal is a result of communication by one of the applicable governmental and regulatory authorities whose consents, approvals, and authorizations are required in order to consummate the transactions contemplated herein of its unwillingness to grant Regulatory Approval on or before the Target Date as a result of an action by, or the condition of, Purchaser); or

(g)           by Purchaser in the event Seller has not filed all applications necessary to obtain the Regulatory Approvals within fifteen (15) calendar days after the date hereof unless such failure to file all applications to obtain the Regulatory Approvals within such time frame is the result of a breach of the terms of this Agreement by Purchaser.

10.2         Effect of Termination.  In the event of termination of this Agreement and abandonment of the transactions contemplated hereby pursuant to Section 10.1, no party hereto (or any of its directors, officers, employees, agents or Affiliates) shall have any liability or further obligation to any other party, except as provided in Sections 2.2, 2.6, and 5.2.

ARTICLE XI.

Indemnification

11.1         Indemnification.

(a)           Seller shall indemnify Purchaser and hold Purchaser harmless from and against any and all Losses which Purchaser may suffer, incur or sustain as a result of (i) any breach or default in any representation or warranty made by Seller pursuant to this Agreement, (ii) any breach or failure to perform any agreement of Seller contained in this Agreement, or (iii) any claim, penalty, legal action or administrative action asserted by a third party (a “Claim”) based on any action by Seller relating to the operation of the Branch or the Liabilities (including Seller Leases, if any) prior to the Closing Date.

(b)           Purchaser shall indemnify Seller and hold Seller harmless from and against any and all Losses which Seller may suffer, incur or sustain arising as a result of (i) any breach or default in any representation or warranty made by Purchaser pursuant to this Agreement, (ii) any breach or failure to perform any agreement of Purchaser contained in this Agreement, or (iii) any Claim based on any action by Purchaser relating to the Liabilities after the Closing Date.

(c)           In the event that either of the indemnified parties hereto is made a defendant in or party to any Claim, the indemnified party shall give the indemnifying party prompt notice thereof provided, however, that such notice shall have been given prior to the expiration of one (1) year from the Closing Date.  The parties agree that so long as an original claim for indemnification is provided within the applicable time period set forth above, any Losses which may be subsequently incurred arising from such claim shall be the responsibility of the indemnifying party.  The indemnifying party may, at its option, undertake the defense of the Claim with counsel chosen by it but reasonably satisfactory to the indemnified party.  If the indemnifying party, within thirty (30) calendar days after notice of any such Claim, or such shorter period as is reasonably required, fails to assume the defense of such Claim, the indemnified party shall have the right, but shall not be obligated, to undertake the defense, compromise or settlement of such Claim on behalf of and for the account and risk, and at the expense, of the indemnifying party.  Notwithstanding anything to the contrary in this Section 11.1, the indemnifying party shall not enter into any settlement or compromise of any action, suit or proceeding or consent to the entry of any judgment (i) which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnified party of a written release from all liability in respect of such Claim, or (ii) for other than monetary damages without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld.  If the indemnifying party undertakes the defense of any such Claim, the indemnified party shall be entitled at any time, at its own cost and expense, to participate in such contest and defense and to be represented by attorneys of its or their own choosing.  If the indemnified party elects to participate in such defense, the indemnified party will cooperate with the indemnifying party in the conduct of such defense.

(d)           In the event any indemnified party should have a claim against any indemnifying party that does not involve a Claim, the indemnified party shall deliver a notice of such claim with reasonable promptness to the indemnifying party; provided, however, that notice of the original claim for indemnification shall have been given prior to the expiration of two (2) years from the Closing Date.  Notwithstanding the foregoing, a claim for indemnification arising out of breach of Seller’s obligations under Section 6.5 may be presented at any time during the time periods set forth therein.  The parties agree that so long as an original claim for indemnification is provided within the applicable time period set forth above, any Losses which may be subsequently incurred arising from such claim shall be the responsibility of the indemnifying party.  If the indemnifying party notifies the indemnified party that it does not dispute the claim described in such notice or fails to notify the indemnified party within thirty (30) calendar days after delivery of such notice by the indemnified party whether the indemnifying party disputes the claim described in such notice, the Loss in the amount specified in the Indemnified party’s notice will be conclusively deemed a liability of the indemnifying party and the indemnifying party shall pay the amount of such Loss to the indemnified party on demand.  If the indemnifying party has timely disputed its Liability with respect to such claim, the officers of each of the indemnifying party and the indemnified party will proceed in good faith for no less than sixty (60) calendar days, to negotiate a resolution of such dispute.

(e)           Except as otherwise expressly provided herein, for all purposes of this Section 11.1, (i) an indemnifying party shall not be responsible for paying for any Losses until such time as the cumulative amount of Losses related to matters subject to the indemnifying party’s indemnity hereunder shall exceed twenty-five thousand dollars ($25,000) (the “Floor Amount”) but, upon reaching the Floor Amount, the indemnifying party shall be responsible for paying all Losses; and (ii) an indemnifying party shall not be responsible for paying for any Losses to the extent that the aggregate amount of such Losses exceeds the sum of the Aggregate Asset Value and the Deposit Premium (the “Ceiling Amount”).

ARTICLE XII.

Miscellaneous

12.1         Survival. The parties’ respective representations and warranties contained in this Agreement shall survive until the second anniversary of the Closing and thereafter neither party may claim any damage for breach thereof; provided, however, that Seller’s obligations under Section 6.5 shall survive until expiration of the time periods set forth therein.

12.2         Assignment.  Neither this Agreement nor any of the rights, interests or obligations of either party hereunder may be assigned by either of the parties hereto without the prior written consent of the other party.

12.3         Binding Effect.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

12.4         Public Notice.  Prior to the Closing Date, neither Purchaser nor Seller shall directly or indirectly, make, or cause to be made, any press release for general circulation, public announcement or disclosure or issue any notice or general communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party, which consent shall not be unreasonably withheld.  Notwithstanding the foregoing, each party may make such public disclosure as may be required by law or necessary to obtain the Regulatory Approvals and notice of any such disclosure shall be given to the other party prior to such disclosure.

12.5         Notices.  All notices, requests, demands, consents and other communications given or required to be given under this Agreement and under the related documents shall be in writing and delivered to the applicable party at the address indicated below:

If to Seller:	Liberty Savings Bank, FSB
120 West Second Street
Dayton, Ohio 45402
Attn: Joseph Hoskins
Senior Vice President and General Counsel

If to Purchaser:	Solera National Bank
319 South Sheridan Blvd.
Lakewood, Colorado 80226
Attn: Doug Crichfield, President and CEO

With a copy to:	Robert M. Vinton, Esq.
Fairfield and Woods, P.C.
1700 Lincoln Street, Suite 2400
Denver, Colorado 80203

or, as to each party at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section.  Any notices shall be in writing, including telegraphic or facsimile communication, and may (but need not) be sent by registered or certified mail, return receipt requested, postage prepaid or telegraphed.  Notice shall be effective upon actual receipt thereof.

12.6        Incorporation.  All Exhibits and Schedules attached hereto and to which reference is made herein are incorporated by reference as if fully set forth herein.

12.7        Governing Law.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado (excluding its choice of law rules).  PURCHASER AND SELLER HEREBY UNCONDITIONALLY WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY DEALINGS BETWEEN PURCHASER AND SELLER RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT (INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS).  THIS WAIVER IS IRREVOCABLE MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

12.8        Entire Agreement.  This Agreement contains the entire understanding of and all agreements between the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters which agreements or understandings shall be of no force or effect for any purpose; provided, however, that the terms of any confidentiality agreement between the parties hereto previously entered into, to the extent not inconsistent with any provisions of this Agreement, shall continue to apply.  This Agreement may not be amended or supplemented in any manner except by mutual agreement of the parties and as set forth in a writing signed by the parties hereto or their respective successors in interest.  Other than the representations and warranties set forth in this Agreement and the Exhibits and Schedules hereto, Seller expressly disclaims any and all liability for and does not warrant the accuracy of any representations or warranties, or any other written or oral communication transmitted or made available to Purchaser, including without limitation, the preliminary sales material distributed to Purchaser by Seller’s representative.

12.9        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.10      Headings.  The headings used in this Agreement are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Agreement.

12.11      Waiver.  The waiver of any breach of any provision under this Agreement by either party shall not be deemed to be a waiver of any preceding or subsequent breach under this Agreement. No such waiver shall be effective unless in writing.

12.12      Expenses.  Unless specifically provided otherwise in this Agreement, each party shall bear and pay all costs and expenses which it incurs, or which may be incurred on its behalf in connection with the preparation of this Agreement and consummation of the transactions described herein, and the expenses, fees, and costs necessary for any approvals of the appropriate regulatory authorities.

12.13      Computation of Interest.  All computations of interest in respect of payments required hereunder shall be made on the basis of a year of 365 days or the actual number of days (including the first day, but excluding the last day) occurring in the period for which such interest is payable.

12.14      Third-Party Beneficiaries. Except as expressly provided in this Agreement, the parties hereto intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

12.15      Severability.  If any provision of this Agreement, as applied to any part or circumstance, shall be adjudged by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of any such provision and any other circumstances or the validity or enforceability of the other provisions of this Agreement.

12.16      Delivery of Schedules.  The parties hereby acknowledge that this Agreement has been executed by the parties prior to the delivery of any of the Schedules contemplated herein.  Within ten (10) calendar days prior to Closing, or as otherwise agreed to by the parties, each party shall deliver to the other all Schedules contemplated herein to be delivered by such party at the time of execution of this Agreement.  In the event any Schedule delivered by a party discloses information deemed unacceptable by the receiving party, in its reasonable discretion, such receiving party may terminate this Agreement by giving written notice thereof to the disclosing party within five (5) calendar days after receipt thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Purchase and Assumption Agreement to be executed by their duly authorized officers as of the date first above written.

LIBERTY SAVINGS BANK, FSB

By:	/s/ Matthew Kluding
Name:	Matthew Kluding
Title:	President

SOLERA NATIONAL BANK

By:	/s/ Douglas Crichfield
Name:	Douglas Crichfield
Title:	President & CEO

Schedule 1.1(a) - Assumed Contracts

Schedule 1.1(b) - ATM

Schedule 1.1(c) - Other Liabilities

Schedule 1.1(d) - Officers with “Knowledge”

Schedule 1.1(e) — Uncollectible Loans

Schedule 3.4 — Deposits

Schedule 3.4(i) — Excluded Deposits

Schedule 3.5 - Furniture, Fixtures and Equipment

Schedule 3.6 - Loans

Schedule 3.10 - Litigation and Liabilities

Schedule 3.11 - Regulatory Matters

Schedule 3.16 - Absence of Certain Changes, Etc.

Schedule 4 - Exceptions to Purchaser’s Representations and Warranties

Schedule 6.15 - Deposit Collateral

Schedule 7.5(a) - Purchaser’s Estimate of Employees to be Hired

Schedule 9.3(a)(i) - Cash on Hand

Schedule 9.3(a)(ii) - Prorated Fees and Expense